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Dorit Nahmias

President at Baron Nahmias Inc.

New York, New York

Baron Nahmias Inc.

Levin Institute

 See contact info

 438 connections

Experienced President with a demonstrated history of working in the wine and spirits industry. Skilled in Start-ups, Trading, Risk Management, Corporate Finance, and Business Development. Strong business development professional graduated from Levin Institute.

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Experience

President
Baron Nahmias Inc.

Oct 2010 – Present · 8 yrs 7 mos

Baron Nahmias Inc. is a craft distillery based in Yonkers, New York. We produce Mahia, a spirits distilled from figs along with Legs Diamond Rye whiskey.

 www.nahmiasetfils.com

Consultant
Montgomery Consulting International LLC

Jan 2010 – Apr 2010 · 4 mos



Relationship Manager, Financial Institutions
OCBC Bank

Jun 2005 – Dec 2009 · 4 yrs 7 mos

-Developed and built new relationships with key banks in Latin America with an emphasis of capturing the growing trade finance business with Asia.
-Marketed the bank's trade finance, cash management, capital markets and treasury products to Latin American Banks resulting in new revenue streams for the bank.... See more



Manager of Correspondent Banking
Bank Leumi USA

Mar 1993 – Jun 2005 · 12 yrs 4 mos

• Establish, manage and develop credit line facilities to correspondent banks.
• Market trade finance services to existing and prospective correspondent financial institutions.
• Structure high volume Ex-Im Bank transactions.
• • Purchase trade related assets, primarily Latin American, from both the primary ... See more

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1993 – 2005 · 12 yrs

managed relationship with other financial institutions, structured long term EXIM bank loans

Education

Levin Institute
Fast Trac New Venture 2.5
2010 – 2010

Carnegie Mellon University
B.S., Policy Management
1985 – 1989

Skills & Endorsements

Banking · 20

Endorsed by **Claudia Lopes and 6 others** who are highly skilled at this

Capital Markets · 13

Jenya Taran and 12 connections have given endorsements for this skill

Credit · 7

Paula Friedman and 6 connections have given endorsements for this skill

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